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16013549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF: **12/31/15**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROMANO BROTHERS AND COMPANY

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue, Suite 1300
(No. and Street)

Evanston	**Illinois**	**60201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William Reilly **(847) 866-7700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Joseph Romano**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Romano Brothers and Company** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Signature

President

Title

Subscribed and sworn to before me this

26 day of February, 2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Romano Brothers and Company

We have audited the accompanying statement of financial condition of Romano Brothers and Company (the Company) as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Romano Brothers and Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Company's financial statement. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

ROMANO BROTHERS AND COMPANY

Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 367,474
Receivable from broker-dealer	169,331
Securities owned, at fair value	1,854,305
Deposit with broker-dealer	100,000
Management fees receivable	1,160,000
Furniture and equipment (less accumulated depreciation of $195,389)	21,686
Other assets	45,659
	$ 3,718,455

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 1,022,226
Stockholders' equity	
Common stock, no par value; 500,000 shares authorized; 44,000 shares issued and outstanding	218,687
Retained earnings	3,878,812
Treasury stock, 12,200 shares of common stock in treasury, at cost	(1,401,270)
	2,696,229
	$ 3,718,455

See accompanying notes.

---

1. Organization and Business

Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor. The Company's primary source of revenue is management fees derived from investment and cash management services provided to those customers that choose to have their accounts professionally managed. The Company also engages in the proprietary trading of fixed income products and exchange-traded equity securities.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Management fee income is recorded on an accrual basis. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 3).

Depreciation
Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

Use of Estimates
The preparation of financial statements in conformity with United State Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the financial statements as the taxable income is included in the stockholders' individual income tax returns.

The Company had previously recorded a deferred tax liability in conjunction with Section 1374 of the Internal Revenue Code ("built-in gains tax"), which requires corporate-level tax on S corporations that dispose of assets that appreciated in value during the period that the corporation filed as a C corporation. An amendment to this rule passed in December 2015 provides that S corporations subject to built-in gains tax are required to pay tax at the highest corporate rate on all built-in gains realized during the five year period following the date of election to file as an S corporation. Therefore, this rule is no longer applicable to the Company and results in a tax benefit.

2. Summary of Significant Accounting Policies, continued

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2015.

3. Fair Value Measurement and Disclosure

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1
Assets	
Securities owned	
Corporate stocks	$ 1,812,663
State and municipal deposits	41,642
Total securities owned	$ 1,854,305

At December 31, 2015, the Company held no Level 2 or Level 3 investments.

4. Clearing Agreements

The Company has entered into a fully disclosed clearing agreement with First Clearing, LLC ("FC"), whereby FC will offer certain clearing, execution and related services for transactions in securities. The Company has a potential termination fee with FC until January 11, 2017. Management does not anticipate early termination of the clearing agreement.

5. Credit Concentration

At December 31, 2015, a significant credit concentration consisted of approximately $2.1 million, representing the fair value of the Company's accounts carried by its clearing broker, FC. Management does not consider any credit risk associated with this receivable to be significant.

6. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees
Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

7. Credit Risk

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

8. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Year Ending December 31	Amount
2016	$ 180,000
2017	180,000
2018	180,000
There after	720,000
	$ 1,260,000

9. Profit Sharing Plan

The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

10. Receivable From Broker-Dealer

Amounts receivable from broker-dealer at December 31, 2015, consist of the following:

	Receivable
Cash	$ 96,158
Interest, fees and commissions	73,173
	$ 169,331

11. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6⅔% of "aggregate indebtedness", whichever is greater, as these terms are defined.

At December 31, 2015, the Company had net capital and net capital requirements of $2,303,404 and $100,000, respectively.

12. Contingent Liabilities

The company has accrued a potential liability of $190,000 owing to the alleged compromise of a client's email account by an unauthorized party. This liability is recorded on the Statement of Financial Condition in the line item "Accounts payable and accrued expenses". The matter is under investigation.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2016, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

ROMANO BROTHERS AND COMPANY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total stockholders' equity		$ 2,696,229
Deductions and /or charges:		
Nonallowable assets:		
Furniture and equipment, net	$ 21,686	
Other assets	45,659	(67,345)
Net capital before haircuts on securities positions		$ 2,628,884
Haircuts on securities:		
Trading and investment securities:		
Debt securities	$ 2,499	
Other securities	271,900	
Undue concentration	51,081	(325,480)
Net capital		$ 2,303,404
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 2,203,404
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 1,022,226
Ratio of aggregate indebtedness to net capital		% 44.38

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2015.

See accompanying notes.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Romano Brothers and Company,

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Romano Brothers and Company (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016


ROMANO
BROTHERS & CO.
WEALTH MANAGEMENT

P 847 866 7700
F 847 866 7054
WWW.ROMANOWEALTH.COM
1560 SHERMAN AVENUE, SUITE 1300
EVANSTON, IL 60201

The Exemption Report

We, as members of management of Romano Brothers & Co., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*(k)(2)(ii)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*(k)(2)(ii)*) (the "exemptions provisions") and
(2) We met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2015 without exception.

Romano Brothers & Co.

Joseph R. Romano
President and CEO

February 25, 2016

ROMANO BROTHERS AND COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2015
AVIALABLE FOR PUBLIC INSPECTION